Exhibit 1.6

China.com Announces Appointment of New CEO

Industry veteran and current President and COO Albert Lam
promoted to lead the company’s expansion into
fast-growing MVAS and online gaming markets in China

Hong Kong, 24 November 2005 ¢w China.com Inc. (“China.com”; Hong Kong Stock Code: 8006), a Mobile Value Added Services (MVAS), Internet services and online game provider operating principally in China, and an 81%-owned subsidiary of CDC Corporation (NASDAQ: CHINA), today announced that its Board of Directors has named Albert Lam to serve as the company’s Chief Executive Officer, succeeding Rudy Chan who has indicated a desire to pursue other opportunities. Mr. Lam will take up his new duties on November 28, 2005. In addition, the Board has nominated Albert to serve as an Executive Director pending regulatory confirmation.

Mr. Lam has served as President and Chief Operating Officer of China.com since July 2004. In addition, he has played a crucial role within the company’s core MVAS business having served as Chief Executive Officer of Newpalm (China) Information Technology Co. Ltd., the company’s wholly-owned MVAS provider, since July 2004 and its Chief Operating Officer from March 2001 until shortly before China.com’s acquisition of Newpalm in April 2003. In total, Mr. Lam has over 24 years of experience in the IT, telecommunications and MVAS industries in China and North America, of which nearly 20 years were spent in China, including 7 years at Motorola where he had served as a vice president and general manager and 13 years at Nortel Networks and General Electric where he had served in various management roles.

Dr. Raymond Ch’ien, Chairman of the Board, China.com, noted, “Given Albert’s outstanding attributes, the Board was convinced that replacing Rudy’s vacancy internally with Albert is the best way to build upon the continuing successes at China.com. He has intimate familiarity with the strategies and operations of China.com and Newpalm, having architected and implemented many of them by himself or in conjunction with Rudy. As such, a seamless transition is expected, and China.com will continue to execute its current strategic plans.”

Dr. Ch’ien continued, “During his tenure as President and Chief Operating Officer, Albert has been instrumental in navigating China.com through a series of tumultuous industry-changing events, such as the rapid technology shift from SMS to Advanced Mobile Products and crackdowns on MVAS providers for irregularities in the provision of services to users. In the face of these challenges, the Board has been impressed with Albert’s managerial skill that has enabled China.com to be a key player in each of its core business areas. The Board is confident that Albert will continue to add significant value in his new role as Chief Executive Officer.”

China.com has reported 22 consecutive quarters of profitability. In its MVAS business, through the third quarter ended 30 September 2005, China.com has posted three consecutive quarters of double digit percentage sequential revenue growth and diversified away from SMS revenues to a point where revenues from Advanced Mobile Products (such as MMS, WAP and IVR) now account for 60% of total MVAS revenue. In its online game business, China.com continues to gain momentum through “Yulgang”, a Massively Multi-player Online Role Playing Game recognized as one of the most popular games of such genre launched in China this year which has attained, through the third quarter ended 30 September 2005, peak concurrent users of approximately 250,000 and over 10 million registered users.

Commenting on his appointment as CEO, Albert Lam remarked, “In accepting this new challenge, I am excited to have a hands-on role in leading China.com to realize its maximum potential for growth and shareholder return. The company has all the attributes required to drive significant growth, including a strong financial position, an excellent product portfolio, a well-established network of business partners, and a highly enthusiastic team of employees.”

To help ensure a smooth transition, Rudy Chan, the outgoing CEO, has agreed to stay with the company until the end of this year.

“After spending close to six years with the company, I have decided to move on for other challenges. The diverse industries in which China.com competes have each experienced momentous changes during those years, from being mainly concept industries, to industries with real revenues and profits. It is with pride that I leave the China.com family as the company has firmly established itself as a key player in the market. China.com has a great pedigree, and I have confidence that it will continue to thrive in the future under Albert’s exceptional talents as an executive which I have seen firsthand,” said Rudy Chan.

Dr. Raymond Ch’ien, Chairman of the Board, China.com, said, “We appreciate Rudy’s commitment and contributions to China.com over the past few years. He has successfully transformed the company into a solidly profitable enterprise during a very challenging period in the market. We wish him well in his future endeavors.”

- Ends -

About China.com Inc.
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading Mobile Value Added Services (MVAS), Internet services and online game company operating principally in China, and an 81%-owned subsidiary of CDC Corporation (formerly chinadotcom corporation) (NASDAQ: CHINA; website: www.cdccorporation.net), was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

Safe Harbor Statement
There is no assurance that the current growth of China.com Inc.’s business can be maintained. The statements in this news release, other than historical financial information, may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ from anticipated results.

For further information, please contact:

Ida Ho

Corporate Communications Manager

Tel: Fax: Email:	(852) 2237 7181 (852) 2571 0410 ida.ho@hk.china.com